Exhibit 99.2

December 20, 2006

Dear Colleagues:

Today Digitas Inc. and Publicis Groupe announced that we have signed a definitive agreement under which Publicis Groupe proposes to acquire Digitas Inc. through a cash-tender offer. The all-cash offer—in the total amount of $1.3 billion, has received the unanimous approval of the boards of directors of the two companies.

Under the terms of the agreement, Digitas Inc., with its three agencies, will be an autonomous unit within Publicis Groupe, led by its existing leadership teams. And, I will be responsible for leading the Groupe’s digital and interactive strategy globally.

The Digitas Inc. family of agencies—Digitas, MBC and Modem Media—has established an enviable leadership position in digital and direct marketing, a position that enhances Publicis Groupe’s position in the fastest growing part of the marketing services and communications market: the digital and interactive sector. Publicis Groupe clients will benefit from the unique and cutting-edge expertise developed by Digitas Inc. in the field of measurement and optimization tools, and from a rich pool of talent that is unparalleled in the industry.

Publicis Groupe, the world’s 4th largest communications group, reaches through 196 cities in 104 countries, employing 40,000 people. Headquartered in Paris, the Groupe is structured around three core businesses: advertising (including the global networks of Publicis, Leo Burnett, and Saatchi & Saatchi); media buying and consultancy (including two major global networks in Starcom MediaVest Group and ZenithOptimedia); and specialized agencies and marketing services (including a world-leading position in healthcare communications).

Digitas Inc.’s sophisticated understanding of the convergence of data and media in the digital world of consumer experience is activated more deeply as a result of Publicis Groupe’s global presence, diversity and the wealth of its talent. And, our efforts in media operations technology and digital production, and our strong relationships with the global portals and online media companies can be further escalated with the support of Publicis Groupe’s prominent media agency networks.

Beginning immediately, and continuing over the next several days and weeks, we’ll be engaging town hall-style, small group and one-on-one meetings across the Digitas Inc. family to discuss the agreement and the possibilities for our future under a new global order.

Realizing that an agreement of this magnitude creates many natural questions—those we’ll have immediately and those to come, this will be the first of many written and people-to-people communications that we’ll have over the course of the next several months.

We expect the transaction to close sometime in February. In the meantime, we need to continue to operate as separate and independent companies, but we’d encourage you to be part of the dialogue and to learn more about this exciting development.

More information about today’s exciting news, including a copy of the press release and a Publicis Groupe Fact Sheet can be found on the portal here: https://home.digitas.com/C13/C9/Important%20News%20Today/default.aspx

Sincerely,

David W. Kenny    |    Chairman and CEO    |    D I G I T A S INC

33 Arch Street    |    Boston, MA 02110

Office: 617 867 1400    |    Fax: 617 369 8145    |

Email: dkenny@digitasinc.com

Additional Information

The tender offer for outstanding shares of Digitas Inc. common stock referred to in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the offer is commenced, if at all, Publicis Groupe will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Digitas Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Digitas Inc. stockholders are strongly advised to read the tender offer statement (including the offer to purchase, related letter of transmittal and other offer documents) and the solicitation/recommendation statement because they will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. All of these materials will be sent free of charge to all stockholders of Digitas Inc. upon request by contacting Digitas Inc. Investor Relations at investors@digitasinc.com. In addition, all of these materials (and all other materials filed by Digitas Inc. and Publicis with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at http://www.sec.gov .

A Caution Concerning Forward-Looking Statements

This press release contains, in addition to historical information, certain forward-looking statements All statements included in this press release concerning activities, events or developments that Publicis Groupe and Digitas Inc. expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Digitas Inc. business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Digitas Inc.’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the Securities and Exchange Commission